Exhibit 4.5

Description of Securities of Viking Therapeutics, Inc.

The authorized capital stock of Viking Therapeutics, Inc., a Delaware corporation (the “Company”), consists of:

•	300,000,000 shares of common stock, $0.00001 par value (“Common Stock”); and
•	10,000,000 shares of preferred stock, $0.00001 par value (“Preferred Stock”).

Common Stock

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Dividend rights. Subject to preferences that may apply to Preferred Stock outstanding at the time, the holders of Common Stock are entitled to receive dividends out of funds legally available if the Company’s Board of Directors (the “Board”), at its discretion, determines to issue dividends and then only at times and in the amounts that the Board may determine.

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Voting rights. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) does not provide for cumulative voting for the election of directors, and establishes a classified Board that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election at each annual meeting of the Company’s stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

•	No preemptive or similar rights. Holders of Common Stock are not entitled to preemptive rights, and the Common Stock is not subject to conversion, redemption or sinking fund provisions.
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Right to receive liquidation damages. If the Company becomes subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to its stockholders would be distributable ratably among the holders of Common Stock and any participating Preferred Stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of Preferred Stock.

•	Fully paid and non-assessable. All of the shares of Common Stock are fully paid and non-assessable.

Listing

The Common Stock is listed on the Nasdaq Capital Market under the symbol “VKTX.”

Preferred Stock

The Board is authorized, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by the stockholders. The Board can also increase or decrease the number of shares of any series of Preferred Stock, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders. The Board may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and might adversely affect the market price of the Common Stock and the voting and other rights of the holders of Common Stock.

Warrants

As of December 31, 2019, the Company had outstanding warrants to purchase an aggregate of 5,841,301 shares of Common Stock, as follows:

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warrants to purchase 3,995,906 shares with an exercise price of $1.50 per share, all of which are currently listed on the Nasdaq Capital Market under the symbol “VKTXW”, are currently exercisable (subject to certain beneficial ownership limitations) and expire on April 13, 2021;

•	a warrant to purchase 960,000 shares with an exercise price of $1.50 per share, which is currently exercisable (subject to certain beneficial ownership limitations) and expires on April 13, 2021; and
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warrants to purchase 885,395 shares with an exercise price of $1.30 per share, all of which are currently exercisable (subject to certain beneficial ownership limitations) and expire on December 19, 2022.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation, the Amended and Restated Bylaws and Delaware Law

Certain provisions of Delaware law, along with the Certificate of Incorporation and the Company’s amended and restated bylaws (the “Bylaws”), may have the effect of delaying, deferring or discouraging another person from acquiring control of the Company. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of the Company to first negotiate with the Board. However, these provisions could have the effect of delaying, discouraging or preventing attempts to acquire the Company, which could deprive the Company’s stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Delaware Law

The Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), regulating corporate takeovers. In general, those provisions prohibit a public Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the Board before the date the interested stockholder attained that status;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

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on or after the date of the transaction, the transaction is approved by the Board and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 of the DGCL defines a business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
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any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 of the DGCL defines an interested stockholder as any entity or person beneficially owning, or who within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, the Company has not opted out of, and does not currently intend to opt out of, this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company.

The Certificate of Incorporation and the Bylaws

The Certificate of Incorporation and the Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes relating to the control of the Board or the Company’s management team, including the following:

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Board Vacancies. The Certificate of Incorporation and the Bylaws authorize only the Board to fill vacant directorships, including newly created seats. In addition, the number of directors constituting the Board can be set only by a resolution adopted by a majority vote of the entire Board. These provisions would prevent a stockholder from increasing the size of the Board and then gaining control of the Board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the Board and promotes continuity of management.

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Classified Board. The Certificate of Incorporation and the Bylaws provide that the Board is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of the Company as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified Board.

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Stockholder Action; Special Meeting of Stockholders. The Certificate of Incorporation provides that the Company’s stockholders may not take action by written consent, but may only take action at annual or special meetings of the stockholders. As a result, a holder controlling a majority of the Company’s capital stock would not be able to amend the Bylaws or remove directors without holding a meeting of the Company’s stockholders called in accordance with the Bylaws. The Bylaws further provide that special meetings of the Company’s stockholders may be called only by a majority of the Board, the Chairperson of the Board, the Chief Executive Officer or the President, thus prohibiting a stockholder (in the capacity as a stockholder) from calling a special meeting. These provisions might delay the ability of the Company’s stockholders to force consideration of a proposal or for stockholders controlling a majority of its capital stock to take any action, including the removal of directors.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders. The Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude the Company’s stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed. The Company expects that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

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No Cumulative Voting. The DGCL provides that stockholders may cumulate votes in the election of directors if the corporation’s certificate of incorporation allows for such mechanism. The Certificate of Incorporation does not provide for cumulative voting.

•	Directors Removed Only for Cause. The Certificate of Incorporation provides that stockholders may remove directors only for cause.
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Choice of Forum. The Bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware (the “Court of Chancery”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (a) any derivative action or proceeding on behalf of the Company, (b) any action against asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to the Bylaws, the Certificate of Incorporation or the DGCL, (d) any action asserting a claim against the Company or its directors, officers or employees governed by the internal affairs doctrine, or (e) any action to interpret, apply, enforce or determine the validity of the Bylaws or the Certificate of Incorporation, except for, as to each of clauses (a) through (e), any claim (i) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), or (ii) for which the Court of Chancery does not have subject matter jurisdiction. This exclusive forum provision is not intended to apply to any actions brought under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. However, the Bylaws do not relieve the Company of its duty to comply with federal securities laws and the rules and regulations thereunder, and the Company’s stockholders will not be deemed to have waived the Company’s compliance with these laws, rules and regulations. This exclusive forum provision in the Bylaws may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers or other employees, which may discourage such lawsuits against the Company and its directors, officers and other employees. In addition, stockholders who do bring a claim in the Court of Chancery in the State of Delaware could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. Furthermore, the enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

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Amendment of Charter Provisions. Any amendment of the above provisions in the Certificate of Incorporation, with the exception of the ability of the Board to issue shares of Preferred Stock and designate any rights, preferences and privileges thereto, would require approval by the affirmative vote of the holders of at least 66 2/3% of the then outstanding Common Stock.

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Issuance of Undesignated Preferred Stock. The Board has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated Preferred Stock with rights and preferences, including voting rights, designated from time to time by the Board. The existence of authorized but unissued shares of Preferred Stock would enable the Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or other means.

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